UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

_____________Ford Motor Company_____________
(Name of Issuer)

Ford Common Stock
(Titles of Class of Securities)

            345370860
(CUSIP Number)

                               December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.
NUMBER OF	5	SOLE VOTING POWER 362,391,305 (See Item 4(c)(i))
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 362,391,305 (See Item 4(a))
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,391,305
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (1)
12		TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTIONS BEFORE FILLING OUT
(1) Based on information reported in Issuer’s 10-Q filed on November 6, 2009.

Item 1(a).               Name of Issuer:

Ford Motor Company (the “Issuer” or “Ford”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

Ford Motor Company
One American Road
Dearborn, MI 48126

Item 2(a).               Name of Person Filing:

This Schedule 13G is being filed on behalf of the UAW Retiree Medical Benefits Trust, organized as a 501(c)(9) Voluntary Employee Beneficiary Association (“UAW RMBT”).  The UAW RMBT is the sole shareholder of VEBA-F Holdings LLC, a Delaware limited liability company (the “LLC”) that directly holds the warrants to purchase 362,391,305 shares of Ford Common Stock (the “Warrants”).

On December 31, 2009, the UAW RMBT as the sole shareholder of the LLC by consent without a meeting pursuant to Section 18-302(c) of the Delaware Limited Liability Company Act and Article II, Section 10 of the Bylaws of the LLC, adopted a resolution authorizing the dissolution of the LLC and the transfer of all of its assets, including the Warrants, to its sole shareholder, the UAW RMBT.  The UAM RMBT expects to complete such dissolution and transfer in the first quarter of 2010.

Items 2(b).             Address of Principal Business Office or, if none, Residence:

200 Walker Street
Detroit, MI  48207

Items 2(c).             Citizenship:

UAW RMBT: None.  Organized as a 501(c)(9) Voluntary Employee Beneficiary Association

Item 2(d).               Titles of Classes of Securities:

Ford Common Stock

Item 2(e).               CUSIP Number:

345370860

Item 3.                    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or c), Check Whether the Person Filing is a(n):

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                    Ownership

(a)           Amount Beneficially Owned:

The UAW RMBT is the indirect beneficial owner of the Warrants.  The LLC directly holds the Warrants.  The Warrants, which expire on January 1, 2013, entitle the holder thereof to purchase 362,391,305 shares of Ford Common Stock at an exercise price of $9.20 per share.  Generally, the warrants can be exercised at any time, but the underlying shares cannot be transferred prior to October 1, 2012, unless the closing sale price of Ford Common Stock was above $11.04 for at least 20 trading days in the 30 consecutive trading days ending on the last trading day in the preceding calendar quarter.  Upon exercise of the Warrants, the warrant holder has the option to elect to have Ford settle on a cashless, net share basis (i.e., delivering to the holder shares of Ford Common Stock having a value equal to the "in-the-money" value of the Warrants being exercised).

(b)           Percent of Class:

See response to Item 11 on the cover page.  The percent of class the number of warrants represent was calculated in accordance with Section 240.13d-3(d)(1).

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

Pursuant to a Securityholder and Registration Rights Agreement dated December 11, 2009 between Ford and the LLC (the “Registration Rights Agreement”), shares of Ford Common Stock issued upon exercise of the Warrants are subject to certain voting restrictions set forth therein.   In particular, pursuant to the Registration Rights Agreement, shares of Ford Common Stock issued upon exercise of the Warrants must be voted in the same proportionate manner as the other shareholders of Ford Common Stock that were present and entitled to vote at a Ford stockholders meeting.  The Registration Rights Agreement also prohibits the holder of the shares of Ford Common Stock issued upon exercise of the Warrants from, among other certain restrictions set forth therein, (x) attempting to appoint or remove a member of Ford’s board of directors, (y) depositing any of its voting shares in a voting trust or (z) participate in any stockholders meeting, except as permitted under the Registration Rights Agreement.

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See response to Item 4(a) above.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.                    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                    Notice of Dissolution of Group.

Not Applicable.

Item 10.                  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2010

UAW Retiree Medical Benefits Trust

By: /s/ Mary Beth Kuderik
Name: Title:	Mary Beth Kuderik Chief Financial Officer